Exhibit 3.1

Article III, Section 1 of the By-Laws

(amended effective January 31, 2005)

SECTION 1. NUMBER AND TERM. --The number of directors shall be a minimum of two and a maximum of twenty.  The number of directors shall be fixed from time to time by resolution of the board of directors or by the stockholders at the annual meeting or at a special meeting called for such purpose.  The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify.